Exhibit 99.1

ZHONG YANG FINANCIAL GROUP LIMITED

118 Connaught Road West

Room 1101

Hong Kong

PROXY STATEMENT AND NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of	June 28 2022
Zhong Yang Financial Group Limited	Hong Kong

To our shareholders:

It is my pleasure to invite you to our Special Meeting of Shareholders on July 13, 2022, at 10:00 A.M., Hong Kong time (July 12, 2022, at 10:00 P.M., Eastern Time). The meeting will be held at our executive office at 118 Connaught Road West, Room 1101, Hong Kong.

The matters to be acted upon at the meeting are described in the Notice of Special Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
ZHONG YANG FINANCIAL GROUP LIMITED (THE “COMPANY”)

TIME:	10:00 A.M., Hong Kong Time, on July 13, 2022 (10:00 P.M., Eastern Time, on July 12, 2022)

PLACE:	118 Connaught Road West, Room 1101, Hong Kong, 400800.

ITEMS OF BUSINESS:

Proposal One	To consider and vote upon a special resolution to change the name of the Company to TOP Financial Group Limited and to amend and restate the Company’s Memorandum and Articles of Association to incorporate the new name (the “Name Change”); and

Proposal Two	To consider and vote upon a special resolution to amend Articles 9, 18, 43, 49, 67, 97, 101, 114 and 115 of the Company’s Articles of Association (the “Amendment to the Articles of Association”).

WHO MAY VOTE:	You may vote if you were a shareholder of record on June 17, 2022.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about June 28, 2022.

By order of the Board of Directors,

/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

ABOUT THE SPECIAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	To consider and vote upon a special resolution to change the name of the Company to TOP Financial Group Limited and to amend and restate the Company’s Memorandum and Articles of Association to incorporate the new name (the “Name Change”); and

Proposal Two	To consider and vote upon a special resolution to amend Articles 9, 18, 43, 49, 67, 97, 101, 114 and 115 of the Company’s Articles of Association (the “Amendment to the Articles of Association”).

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on June 17, 2022, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of June 17, 2022, we had 35,050,000 ordinary shares outstanding.

How do I vote before the Special Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing, and returning the enclosed proxy card; or

(3)	During the Special Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Special Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Special Meeting, (2) voting again over the Internet prior to the time of the Special Meeting, or (3) voting at the Special Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One and Two in accordance with the best judgment of the named proxies on any other matters properly brought before the Special Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Special Meeting?

Your shares are counted as present at the Special Meeting if you attend the Special Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Special Meeting, at least two shareholders holding an aggregate of at least one-third (1/3rd) of our outstanding ordinary shares as of June 17, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Special Meeting. If a quorum is not present or represented, the Chairman of the Special Meeting may, with the consent of the Special Meeting, adjourn the Special Meeting from time to time, without notice other than announcement at the Special Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One.  The Name Change. This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal Two.  The Amendment to the Articles of Association. This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Special Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Special Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Special Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on any of the proposals because they are all considered non-routine matters.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Special Meeting.

PROPOSAL ONE

TO CHANGE THE NAME OF THE COMPANY TO “TOP FINANCIAL GROUP LIMITED” AND TO AMEND AND RESTATE THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCAITION TO INCORPORATE THE NEW NAME

(ITEM 1 ON THE PROXY CARD)

Background

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders a resolution to change the name of the Company from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” and to amend and restate the Memorandum and Articles of Association of the Company to incorporate the new name (the “Name Change”).

Purpose of the Name Change

The Board of Directors believes that in the best interest of the Company to change the name as part of the Company’s global marketing and expansion plan.

Potential Effects of Proposed Name Change

If shareholders approve this proposal, the Name Change will become effective immediately upon such approval. If the proposed name change is approved, our ordinary shares will continue to be traded under the trading symbol “TOP.”

The Name Change will affect all holders of our ordinary shares and uniformly. The Name Change will not change the terms of our ordinary shares. After the Name Change, our ordinary shares will have the same CUSIP number, voting rights and rights to dividends and distributions and will be identical in all other respects to our ordinary shares now authorized. Our ordinary shares will remain fully paid and non-assessable. Shareholders will not be requested to surrender for exchange any stock certificates or warrant certificates they hold. On and after the effective date of the Name Change, the stock certificates representing the outstanding ordinary shares will continue to be valid. Following the effective date of the Name Change, newly issued stock certificates will bear the Company’s new name, but this will not affect the validity of stock certificates already outstanding.

Vote Required

This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
AMENDMENT TO THE ARTICLES OF ASSOCIATION

(ITEM 2 ON THE PROXY CARD)

Background

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders a resolution to amend Articles 9, 18, 43, 49, 67, 97, 101, 114 and 115 of the Company’s Articles of Association (the “Amendment to the Articles of Association”).

Language of Proposed Amendment to the Articles of Association

If approved, the following articles of the Articles of Association will be removed and replaced with the follows:

9.	The Directors may in their absolute discretion decline to register any transfer of shares which is not a fully paid share or on which the Company has a lien. If the Directors refuse to register a transfer, they shall notify the transferee within two months of such refusal.

18.	The Company shall have a first and paramount lien and charge on all shares (not being a fully paid-up share) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

43.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. A quorum is as follows:

(a)       if the Company has only one Member: that Member;

(b)       if the Company has more than one Member:

(i)          subject to Article 43(b)(ii) below, two or more Members; or

(ii)      for so long as any share are listed on the Nasdaq Capital Markets in the United States of America or any other stock exchange, one or more Members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

49.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other Member present in person or by proxy PROVIDED HOWEVER that for so long as any share are listed on the Nasdaq Capital Markets in the United States of America or any other stock exchange , at any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

67.	There shall be a Board of Directors consisting of not less than one or more than twelve persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by ordinary resolution or by resolution of the Directors increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association or a majority of them.

97.	The Company may by ordinary resolution or by resolution of the Directors appoint any persons to be a Director and may in like manner remove any Director and may in like manner appoint another person in his instead.

101.	The Company may have officers appointed by the Directors as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

114.	The Company may at any annual general meeting or by resolution of the Directors appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting and may fix his or their remuneration.

115.	The Directors may before the first annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors or by resolutions of Directors in which case the Directors may appoint Auditors. The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any appointed by the Directors under this Article may be fixed by the Directors.

Purpose of the Amendment to the Articles of Association

Articles 9 is amended to eliminate the Directors’ discretion to decline to register any transfer of shares which is a fully paid share.

Articles 18 is amended to eliminate the Company’s right to a lien on a fully paid share.

Article 43 is amended to comply with Nasdaq Listing Rule 5620(c), which requires that “[e]ach [c]ompany that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the [c]ompany's common voting stock.”

Article 49 is amended so that for so long as the Company’s securities are listed on Nasdaq Capital Market or other stock exchange, at any general meeting a resolution put to the vote of the meeting shall be decided on a poll. On a poll, each shareholder present in person or by proxy shall have one vote for each share.

Articles 67, 97, 101, 114 and 115 are amended to provide the Company and the Board of Directors more flexibility in corporate governance.

Potential Effects of Proposed Amendment to the Articles of Association

If shareholders approve this proposal, the amendment to the Articles of Association of the Company will become effective promptly after the Special Meeting and upon the registration of the amended and restated Memorandum and Articles of Association with the Cayman Islands Companies Registry.

Vote Required

This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Special Meeting or other information related to the proxy solicitation, you may contact the Company at +852-3107-0731.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Zhong Yang Financial Group Limited, 118 Connaught Road West, Room 1101, Hong Kong, 400800. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

Control Number:	Number of Shares:	Registered Shareholder:

ZHONG YANG FINANCIAL GROUP LIMITED

118 Connaught Road West

Room 1101

Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Special Meeting of Shareholders

on July 13, 2022 at 10:00 A.M., Hong Kong Time

(July 12, 2022, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Junli Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Zhong Yang Financial Group Limited which the undersigned is entitled to vote at the Special Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1 and 2.

Item 1	To consider and vote upon a special resolution to change the name of the Company to TOP Financial Group Limited and to amend and restate the Company’s Memorandum and Articles of Association to incorporate the new name.

	☐ For	☐ Against	☐ Abstain

Item 2	To consider and vote upon a special resolution to amend Articles 9, 18, 43, 49, 67, 97, 101, 114 and 115 of the Company’s Articles of Association.

	☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Special Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2022

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/TOP/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/TOP/